February 1, 2007

By EDGAR Transmission and by Courier

Ms. Donna Levy
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Mail Stop 7010

Re:	SulphCo, Inc.
Registration Statement on Form S-3
Filed January 7, 2008
File No. 333-148499

On behalf of SulphCo, Inc. (“SulphCo,” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission set forth in the Staff’s letter, dated January 29, 2008, regarding the above referenced registration statement on Form S-3.

For the convenience of the Staff, each of the Staff’s comments is included herein and is followed by the corresponding response.

Form S-3

General

1. SEC Comment

In your Form 10-K for the fiscal year ended December 31, 2006, you disclose that your officers concluded that your disclosure controls and procedures and internal controls over financial reporting were not effective due to several deficiencies. In the forepart of the prospectus, under an appropriate heading, discuss your officers’ determinations. For each deficiency, disclose when it was identified, who identified it, the causes for the deficiency, the steps you have taken to rectify the situation, and where applicable, why the deficiency persists.

SulphCo Response:

The Company has reported to us that it will include the discussion of the deficiencies in its controls and procedures disclosed in the Company’s Form 10-K for the year ended December 31, 2006 in the amended Form S-3.

2. SEC Comment

Add a risk factor that discloses the risk to investors from the existence and continuing nature of the deficiencies.

SulphCo Response

The Company reported to us that it will add a risk factor disclosing the risk to investors from the existence and continuing nature of the deficiencies in the amended Form S-3.

Where You Can Find More Information, page 29

3. SEC Comment

You must separately incorporate by reference all of the reports you have filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act after December 31, 2006. Refer to Item 12(a)(2) of Form S-3. We note that you have not incorporated by reference any of the Forms 10-Q that you filed after December 31, 2006. Please revise your disclosure accordingly.

SulphCo Response:

The Company has reported to us that it will incorporate by reference all of the reports it has filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act after December 31, 2006, including all of the Forms 10-Q filed after December 31, 2006, in the amended Form S-3.

Exhibits

Exhibit 5.1

4. SEC Comment

We note that the opinion of counsel you filed has not been signed. Please obtain and refile an opinion with a conformed signature.

The Company has reported to us that it will refile the opinion of counsel with a conformed signature when filing the amended Form S-3.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Robert Shin at (212) 536-4885.

Sincerely,

/s/ Robert Shin
Robert Shin, Esq.